Registration No.  333-225854
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          Amendment No. 2 to Form S-6

   FOR  REGISTRATION  UNDER  THE  SECURITIES  ACT  OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

                                    FT 7483

B. Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C. Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187

D. Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E. Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on August 10, 2018 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________


        Structured Portfolio Plan Defined Portfolio, August 2018 Series

                                    FT 7483

FT 7483 is a series of a unit investment trust, the FT Series. FT 7483 consists of a single portfolio known as Structured Portfolio Plan Defined Portfolio, August 2018 Series (the "Trust"). The Trust invests in a diversified portfolio of approximately 100 common stocks ("Securities") which are selected through application of a two-part growth and value strategy. The Trust seeks above-average capital appreciation. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency and may lose value.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                  800-621-1675


                 The date of this prospectus is August 10, 2018

                               Table of Contents

Summary of Essential Information                                              3
Fee Table                                                                     4
Report of Independent Registered Public Accounting Firm                       5
Statement of Net Assets                                                       6
Schedule of Investments                                                       7
The FT Series                                                                11
Portfolio                                                                    12
Risk Factors                                                                 14
Hypothetical Performance Information                                         17
Public Offering                                                              18
Distribution of Units                                                        20
The Sponsor's Profits                                                        21
The Secondary Market                                                         21
How We Purchase Units                                                        21
Expenses and Charges                                                         22
Tax Status                                                                   22
Retirement Plans                                                             24
Rights of Unit Holders                                                       25
Income and Capital Distributions                                             25
Redeeming Your Units                                                         26
Investing in a New Trust                                                     27
Removing Securities from the Trust                                           27
Amending or Terminating the Indenture                                        28
Information on Comerica Securities, Inc., the Sponsor,
      Trustee and Evaluator                                                  29
Other Information                                                            30

                  Summary of Essential Information (Unaudited)

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483


   At the Opening of Business on the Initial Date of Deposit-August 10, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                         15,591
Fractional Undivided Interest in the Trust per Unit (1)                           1/15,591
Public Offering Price:
Public Offering Price per Unit (2)                                              $   10.000
    Less Initial Sales Charge per Unit (3)                                           (.000)
                                                                                __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                      10.000
    Less Deferred Sales Charge per Unit (3)                                          (.135)
                                                                                __________
Redemption Price per Unit (5)                                                        9.865
    Less Creation and Development Fee per Unit (3)(5)                                (.050)
    Less Organization Costs per Unit (5)                                             (.032)
                                                                                __________
Net Asset Value per Unit                                                        $    9.783
                                                                                ==========
Cash CUSIP Number                                                               30309T 184
Reinvestment CUSIP Number                                                       30309T 192
Pricing Line Product Code                                                           119527
Ticker Symbol                                                                       FTSPUX
First Settlement Date                 August 14, 2018
Mandatory Termination Date (6)        September 12, 2019
Income Distribution Record Date       Tenth day of each June and December, commencing December 10, 2018.
Income Distribution Date (7)          Twenty-fifth day of each June and December, commencing December 25, 2018.
_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 13 months and is a unit investment trust rather than mutual fund, this information allows you to compare fees.

                                                                                               Amount
                                                                                               per Unit
                                                                                               ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                         0.00%(a)       $.000
   Deferred sales charge                                                        1.35%(b)       $.135
   Creation and development fee                                                 0.50%(c)       $.050
                                                                                _____          _____
   Maximum sales charge (including creation and development fee)                1.85%          $.185
                                                                                =====          =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                 .320%(d)       $.0320
                                                                                =====          ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees       .079%          $.0080
   Trustee's fee and other operating expenses                                   .136%(f)       $.0138
                                                                                _____          ______
      Total                                                                     .215%          $.0218
                                                                                =====          ======

                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 13 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

          1 Year      3 Years       5 Years       10 Years
          ______      _______       _______       ________
          $239        $735          $1,258        $2,689

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2018.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 7483

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 7483, comprising Structured Portfolio Plan Defined Portfolio, August 2018 Series (the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on August 10, 2018 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on August 10, 2018 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on August 10, 2018, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
August 10, 2018

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483


   At the Opening of Business on the Initial Date of Deposit-August 10, 2018


                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)              $155,912
Less liability for reimbursement to Sponsor for organization costs (3)              (499)
Less liability for deferred sales charge (4)                                      (2,105)
Less liability for creation and development fee (5)                                 (780)
                                                                                ________
Net assets                                                                      $152,528
                                                                                ========
Units outstanding                                                                 15,591
Net asset value per Unit (6)                                                    $  9.783

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $155,912
Less maximum sales charge (7)                                                     (2,885)
Less estimated reimbursement to Sponsor for organization costs (3)                  (499)
                                                                                ________
Net assets                                                                      $152,528
                                                                                ========
______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of September 12, 2019.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0320 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on September 20, 2018 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2018. If Unit holders redeem Units before November 20, 2018, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483


   At the Opening of Business on the Initial Date of Deposit-August 10, 2018


                                                                                  Percentage     Number     Market       Cost of
Ticker Symbol and                                                                of Aggregate      of     Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares     Share     the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
COMMON STOCKS (100%):
Consumer Discretionary (24%):
ANF       Abercrombie & Fitch Co. (Class A)                                       1%              60      $  26.08    $  1,565
AEO       American Eagle Outfitters, Inc.                                         1%              58         26.64       1,545
BJRI      BJ's Restaurants, Inc.                                                  1%              24         63.90       1,534
BOOT      Boot Barn Holdings, Inc. *                                              1%              60         26.17       1,570
CCL       Carnival Corporation +                                                  1%              26         59.34       1,543
TCS       The Container Store Group, Inc. *                                       1%             141         11.07       1,561
CROX      Crocs, Inc. *                                                           1%              82         18.96       1,555
F         Ford Motor Company                                                      1%             157          9.91       1,556
GM        General Motors Company                                                  1%              42         37.51       1,575
IPG       The Interpublic Group of Companies, Inc.                                1%              70         22.29       1,560
KSS       Kohl's Corporation                                                      1%              21         75.11       1,577
LB        L Brands, Inc.                                                          1%              49         31.51       1,544
LE        Lands' End, Inc. *                                                      1%              60         26.00       1,560
LVS       Las Vegas Sands Corp.                                                   1%              23         68.52       1,576
M         Macy's, Inc.                                                            1%              38         40.56       1,541
NWY       New York & Company, Inc. *                                              1%             333          4.68       1,558
NWL       Newell Brands Inc.                                                      1%              75         20.88       1,566
NDLS      Noodles & Company *                                                     1%             150         10.40       1,560
OMC       Omnicom Group Inc.                                                      1%              23         67.93       1,562
RH        RH *                                                                    1%              11        144.54       1,590
RCKY      Rocky Brands, Inc.                                                      1%              51         30.25       1,543
SCVL      Shoe Carnival, Inc.                                                     1%              49         32.02       1,569
VNCE      Vince Holding Corp. *                                                   1%              84         18.63       1,565
ZUMZ      Zumiez Inc. *                                                           1%              57         27.10       1,545
Consumer Staples (10%):
MO        Altria Group, Inc.                                                      1%              26         59.22       1,540
CPB       Campbell Soup Company                                                   1%              37         42.28       1,564
CHEF      The Chefs' Warehouse, Inc. *                                            1%              54         29.05       1,569
KO        The Coca-Cola Company                                                   1%              34         46.35       1,576
GIS       General Mills, Inc.                                                     1%              34         45.27       1,539
KMB       Kimberly-Clark Corporation                                              1%              14        111.21       1,557
KHC       The Kraft Heinz Company                                                 1%              26         60.00       1,560
NGVC      Natural Grocers by Vitamin Cottage, Inc. *                              1%              85         18.39       1,563
PM        Philip Morris International Inc.                                        1%              18         84.40       1,519
PG        The Procter & Gamble Company                                            1%              19         81.40       1,547

                       Schedule of Investments (cont'd.)

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483


   At the Opening of Business on the Initial Date of Deposit-August 10, 2018


                                                                                  Percentage     Number     Market       Cost of
Ticker Symbol and                                                                of Aggregate      of     Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares     Share     the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Energy (16%):
CVX       Chevron Corporation                                                     1%              13      $ 122.53    $  1,593
CVI       CVR Energy, Inc.                                                        1%              46         34.18       1,572
DK        Delek US Holdings, Inc.                                                 1%              30         52.46       1,574
ENB       Enbridge Inc. +                                                         1%              43         36.19       1,556
XOM       Exxon Mobil Corporation                                                 1%              19         80.32       1,526
HFC       HollyFrontier Corporation                                               1%              23         68.36       1,572
HOS       Hornbeck Offshore Services, Inc. *                                      1%             349          4.47       1,560
KMI       Kinder Morgan, Inc.                                                     1%              87         17.94       1,561
TUSK      Mammoth Energy Services, Inc. *                                         1%              41         37.95       1,556
NE        Noble Corporation Plc +*                                                1%             270          5.77       1,558
OXY       Occidental Petroleum Corporation                                        1%              20         77.79       1,556
OKE       ONEOK, Inc.                                                             1%              23         68.74       1,581
PBF       PBF Energy Inc.                                                         1%              31         50.20       1,556
TRGP      Targa Resources Corp.                                                   1%              30         52.52       1,576
TRP       TransCanada Corporation +                                               1%              35         44.58       1,560
WMB       The Williams Companies, Inc.                                            1%              49         31.79       1,558
Financials (8%):
ENVA      Enova International, Inc. *                                             1%              46         33.90       1,559
MFC       Manulife Financial Corporation +                                        1%              85         18.40       1,564
MET       MetLife, Inc.                                                           1%              34         46.12       1,568
ONDK      On Deck Capital, Inc. *                                                 1%             184          8.49       1,562
OPY       Oppenheimer Holdings Inc. (Class A)                                     1%              46         33.55       1,543
PFG       Principal Financial Group, Inc.                                         1%              28         55.64       1,558
PRU       Prudential Financial, Inc.                                              1%              16         99.94       1,599
SLF       Sun Life Financial Inc. +                                               1%              39         39.89       1,556
Health Care (6%):
ABBV      AbbVie Inc.                                                             1%              16         95.47       1,528
CAH       Cardinal Health, Inc.                                                   1%              32         49.37       1,580
ENDP      Endo International Plc +*                                               1%              98         15.83       1,551
ENSG      The Ensign Group, Inc.                                                  1%              43         35.89       1,543
MOH       Molina Healthcare, Inc. *                                               1%              12        127.75       1,533
PFE       Pfizer Inc.                                                             1%              38         41.00       1,558
Industrials (12%):
AMRC      Ameresco, Inc. (Class A) *                                              1%             110         14.15       1,557
ARCB      ArcBest Corporation                                                     1%              33         47.85       1,579
BXC       BlueLinx Holdings Inc. *                                                1%              40         38.62       1,545
ECHO      Echo Global Logistics, Inc. *                                           1%              48         32.60       1,565
GE        General Electric Company                                                1%             120         12.94       1,553

                       Schedule of Investments (cont'd.)

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483


   At the Opening of Business on the Initial Date of Deposit-August 10, 2018


                                                                                  Percentage     Number     Market       Cost of
Ticker Symbol and                                                                of Aggregate      of     Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares     Share     the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Industrials (cont'd.):
GFN       General Finance Corporation *                                           1%             119      $  13.10    $  1,559
NSP       Insperity, Inc.                                                         1%              14        109.65       1,535
KFRC      Kforce Inc.                                                             1%              36         42.80       1,541
PTSI      P.A.M. Transportation Services, Inc. *                                  1%              25         62.37       1,559
ULH       Universal Logistics Holdings Inc.                                       1%              44         35.60       1,566
USAK      USA Truck, Inc. *                                                       1%              70         22.30       1,561
XPO       XPO Logistics, Inc. *                                                   1%              15        105.22       1,578
Information Technology (5%):
CMTL      Comtech Telecommunications Corp.                                        1%              45         34.55       1,555
IBM       International Business Machines Corporation                             1%              11        144.77       1,592
PCOM      Points International Ltd. +*                                            1%             101         15.36       1,551
STX       Seagate Technology Plc +                                                1%              31         51.02       1,582
UIS       Unisys Corporation *                                                    1%              98         15.90       1,558
Materials (7%):
IP        International Paper Company                                             1%              29         53.16       1,542
LYB       LyondellBasell Industries N.V. +                                        1%              14        113.38       1,587
OEC       Orion Engineered Carbons S.A. +                                         1%              45         34.90       1,571
RFP       Resolute Forest Products Inc. +*                                        1%             124         12.60       1,562
SYNL      Synalloy Corporation                                                    1%              64         24.25       1,552
VHI       Valhi, Inc.                                                             1%             321          4.85       1,557
HCC       Warrior Met Coal, Inc.                                                  1%              62         25.04       1,552
Telecommunication Services (6%):
T         AT&T Inc.                                                               1%              48         32.49       1,560
BCE       BCE Inc. +                                                              1%              38         41.01       1,558
CTL       CenturyLink, Inc.                                                       1%              74         20.97       1,552
NIHD      NII Holdings, Inc. *                                                    1%             313          4.98       1,557
TU        TELUS Corporation +                                                     1%              43         36.55       1,572
VZ        Verizon Communications Inc.                                             1%              29         53.01       1,537
Utilities (6%):
AES       The AES Corporation                                                     1%             113         13.74       1,553
CNP       CenterPoint Energy, Inc.                                                1%              55         28.20       1,551
ED        Consolidated Edison, Inc.                                               1%              20         78.95       1,579
D         Dominion Energy, Inc.                                                   1%              22         71.03       1,563
PEG       Public Service Enterprise Group Incorporated                            1%              30         51.98       1,559
WEC       WEC Energy Group, Inc.                                                  1%              23         66.98       1,541
                                                                                ____                                  ________
             Total Investments                                                  100%                                  $155,912
                                                                                ====                                  ========
___________

See "Notes to Schedule of Investments" on page 10.


Page 9


                       NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on August 10, 2018. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $155,287 and $625, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 14% of the investments of the Trust (consisting of Canada, 8%; Ireland, 2%; Luxembourg, 1%; The Netherlands, 1%; Panama, 1% and United Kingdom, 1%).

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7483, consists of a single portfolio known as Structured Portfolio Plan Defined Portfolio, August 2018 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average capital appreciation by investing in a diversified portfolio of approximately 100 common stocks selected through application of a two-part growth and value strategy.

Market Volatility.

Many investors have found that regardless of the market environment, choosing securities and the right investment vehicles in which to own them can be challenging. When it comes to the U.S. stock market and how it has moved over the past decade, consider that the total return of the S&P 500 Index ("S&P 500") was 5.56% for calendar year 2007. Most investors remember the recessionary period that began in December 2007 and lasted through June 2009. In 2008, the S&P 500's total return was -36.99%. Since the market low of March 9, 2009, however, the markets have continued to advance. In fact, the market's total return has more than quadrupled since the market's low. The S&P 500's cumulative total return from March 9, 2009 to December 31, 2017 was 376.04%. And for the first time in history, the S&P 500 ended 2017 having had 12 months of gains in every single month. [Bloomberg]

After such a strong year for the markets in 2017, many investors were surprised by the volatility that became the norm after January 2018. While January initially continued the upward trend we had seen in 2017, the rest of the quarter, and the second quarter as well, saw wide swings by the S&P 500 Index. February and March ended down, but in April and May, despite many individual down days, the S&P 500 finished in positive territory at month's end. June was also volatile, especially on talks of trade tariffs, but finished up slightly on June 30th.

Of course, as professional analysts and savvy investors know, one should always be prepared for market volatility by investing for the long term. As well, investors should keep current on their portfolio and investing goals by speaking regularly with their investment professional. It's important to keep in mind that past performance can never guarantee future performance.

Despite the volatility that will always be present at some times in the markets, historically, equities have outperformed other asset classes. Buying and holding a portfolio of stocks often can give investors the best potential for investment success over the long term, regardless of market volatility.

While no one can guarantee the performance of an investment vehicle, history has shown that following a disciplined investment approach can be more advantageous than trying to time the market or choosing individual stocks and then trying to time when to sell them.

The Plan.

The Trust is a unit investment trust that seeks to outperform the S&P 500 Index, one of the most widely referenced benchmarks for the U.S. equity market. The portfolio adheres to a disciplined investment process that blends two distinct investing styles: growth and value. There can be no assurance the Trust's objective will be met or that securities selected will outperform the S&P 500 Index over the life of this portfolio.

The Strategy.

Looking closely at the history of the stock market shows that it has favored certain investment strategies over others. While many strategies often struggle or fail to outperform an appropriate benchmark, others enjoy a higher rate of success. Failure to outperform the benchmark often results from the inability to consistently adhere to a clearly articulated strategy. The portfolio for the Trust is selected through the application of the following two strategies.

Part I - Growth Strategy Component. The portfolio invests in approximately 50 stocks that meet the criteria of the Structured Portfolio Plan Defined Portfolio Growth Strategy. At the selection date, the companies all have low price to sales ratios, annual earnings higher than in the previous year, high price momentum and liquidity. The growth strategy component stocks are selected as follows:

Step 1: We begin with all the companies included in the Compustat(R) North America database, which holds fundamental and market data for companies listed on a U.S. or Canadian exchange, and identify those companies that trade in the United States, excluding American Depositary Receipts ("ADRs"), and whose:

(a) market capitalization exceeds $150 million;

(b) year-over-year earnings per share have improved;

(c) price-to-sales ratios are 1.5 or less; and

(d) three month average daily trading volume is greater than $250,000.

Step 2: From the group of companies identified in Step 1, we select the common stock of approximately 50 companies with the highest total return over the last one-year time frame for inclusion in the Trust.

Part II - Value Strategy Component. The portfolio also invests in approximately 50 stocks that meet the criteria of the Structured Portfolio

Plan Defined Portfolio Value Strategy. At the selection date, the companies all have higher than average sales and number of shares outstanding, larger capitalizations, high net dividend yields and liquidity. The value strategy component stocks are selected as follows:

Step 1: We begin with all the companies included in the Compustat(R) North America database that trade in the United States, excluding ADRs and real estate investment trusts, and:

(a) determine their average market capitalization;

(b) determine their average number of shares outstanding;

(c) determine their average cash flow; and

(d) determine their average sales multiplied by 1.5.

Step 2: We identify those companies whose:

(a) market capitalization is greater than the average market capitalization determined above;

(b) number of common shares outstanding is greater than the average number of shares outstanding determined above;

(c) cash flow is greater than the average cash flow determined above;

(d) sales are equal to or greater than the average sales figure determined above; and

(e) three month average daily trading volume is greater than $250,000.

Step 3: From the companies identified in Step 2, we exclude all stocks classified as Global Industry Classification Standard ("GICS(R)") electric utility stocks.

Step 4: From the companies identified in Step 3, we select the common stock of approximately 50 companies with the highest dividend yield for inclusion in the Trust.

The approximately 100 stocks selected above are then equally weighted for inclusion in the Trust. Comerica Incorporated, the parent of Comerica Securities, Inc. ("Comerica"), has been excluded from the universe of securities from which the Trust's Securities were selected. Comerica has been selected as the exclusive distributor of Units of the Trust.

A Disciplined Philosophy.

The Trust adheres to a disciplined "buy and hold" philosophy, which maintains that it is better to purchase a portfolio of well-chosen stocks and to hold them for a period of time, rather than to "play the market." The Trust has an approximate 13-month term and at such time we intend to re-apply the strategy to create a new trust with a new portfolio. This philosophy requires an investor to have discipline and patience in using a consistent strategy based on sensible, rational methods for selecting stocks, and then sticking to the plan through market fluctuations. This philosophy can help eliminate the pitfalls of investing emotionally and the temptation to buy or sell for various reasons that an investor cannot control: the volatility of the stock market, fluctuating interest rates, inflation and the overall economy, or unforeseen events that can affect the market.

This investment strategy has been designed for long-term participation. Although the Trust terminates in approximately 13 months, it is designed for investors who intend to stick to this type of strategy investing, so they should consider their ability to pursue investing in successive trusts, if available. It is the intention of the Sponsor to create a new portfolio annually, applying both the Growth and Value Strategies at that time. We plan to offer a rollover option for owners of the Trust. This option, available at maturity, is subject to modification, suspension or termination.

Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities.

The Securities for the Trust were selected as of the strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date on which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust," or are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus, have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"S&P(R)," "S&P 500(R)," "Standard & Poor's(R)" and "Compustat(R)" are trademarks of S&P Global Inc. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Trust.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of some of the risks of investing in the Trust.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 13-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, after declining in recent years, have begun to move higher driven by a weak U.S. dollar, an increase in global demand and a strengthening of foreign currencies, which makes U.S. dollar priced commodities particularly attractive to foreign buyers. Concern about the recent gains in the price of oil and other commodity prices would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.

The Trust is concentrated in stocks of consumer products companies.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.


Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon a number of factors, including their higher-than-average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon a number of factors, including their lower-than-average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Strategy. Please note that we applied the strategy which makes up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


Conflicts of Interest. You should note that Comerica, together with its affiliates, acting in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans, and other institutions and persons, may from time to time distribute information concerning the Securities included in the Trust to various individuals and entities in which they recommend or affect the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of Unit holders and may have an impact on the price paid by the Trust for Securities as well as the price received upon redemption or termination. You should also be aware that Securities will generally not be removed from the Trust and additional Units of the Trust may be created even if Comerica no longer believes certain or all of the Securities have the potential to achieve the Trust's objective over the life of the Trust or issues a sell recommendation regarding any of the Securities. In addition, Comerica in its general securities business may act as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. Comerica also may act as market maker, underwrites certain issues and provides investment banking services to companies, which may include the issuers of certain of the Securities held by the Trust.

            Hypothetical Performance Information

The following table compares the hypothetical performance information for the strategy employed by the Trust ("Structured Portfolio Plan Strategy") and the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Structured Portfolio Plan Strategy underperformed its comparative index in certain years; and we cannot guarantee that the Trust will outperform the S&P 500 Index over the life of the Trust or over consecutive rollover periods, if available.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by Standard and Poor's to be representative of the leaders of various industries.

The index is unmanaged, not subject to fees and not available for direct investment.

                    COMPARISON OF HYPOTHETICAL
                          TOTAL RETURN(2)
         (Strategy figures reflect the deduction of sales
        charges and expenses but not brokerage commissions
                            or taxes.)

              Hypothetical
                Strategy                 Index
           Total Returns(1)(3)     Total Returns(3)
           ___________________     ________________
Year           Structured
                Portfolio               S&P 500
              Plan Strategy              Index
           ___________________     ________________
1997             35.99%                 33.31%
1998              7.88%                 28.55%
1999             25.34%                 21.03%
2000             13.03%                 -9.10%
2001              7.33%                -11.88%
2002            -10.99%                -22.09%
2003             48.14%                 28.65%
2004             18.70%                 10.87%
2005             11.63%                  4.90%
2006             17.41%                 15.76%
2007             -1.65%                  5.56%
2008            -44.41%                -36.99%
2009             23.44%                 26.46%
2010             23.91%                 15.08%
2011             -2.28%                  2.08%
2012             14.92%                 15.98%
2013             32.03%                 32.36%
2014              4.52%                 13.66%
2015            -10.99%                  1.38%
2016             19.16%                 11.93%
2017             14.69%                 21.80%
2018             -0.77%                  6.47%
(thru 7/31)
________________
(1) The Structured Portfolio Plan Strategy stocks for a given year consist of the common stocks selected by applying the Structured Portfolio Plan Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Structured Portfolio Plan Strategy would have hypothetically achieved, and the S&P 500 Index achieved, an average annual total return of 9.88% and 8.31%, respectively.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Compustat, as confirmed by Bloomberg L.P. and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from September 20, 2018 through November 20, 2018. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less 0.65%, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the

Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries such as broker/dealers and banks for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons." For Units purchased by employees, officers and directors
(and immediate family members) of the Sponsor, its related companies and dealers, this amount will be reduced to 0.50% of the sales price of these Units.

Eligible dealer firms and other selling agents who sell at least $10,000,000 of Trust Units during the initial offering period will be entitled to up to 0.100% additional sales concession with respect to total sales.

 In addition, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
_____________________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

 Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.

However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing supervisory services, the Portfolio Supervisor will purchase research services from Comerica for a fee not to exceed $.0025 per Unit sold. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.

This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on the Trust (or the Portfolio Fund). In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), subject to applicable tax treaties, distributions from the Trust will generally be characterized as dividends for U.S. federal income tax purposes (other than capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. Except as described below, distributions received by a non-U.S. investor from the Trust as capital gain dividends may not be subject to U.S. federal income taxes. Distributions from the Trust that are attributable to certain interest income or certain net short-term capital gain income recognized by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain non-U.S. investors. However, the qualification for those exclusions may not be known at the time of the distribution.

A separate U.S. withholding tax may apply in the case of distributions to, or dispositions after December 31, 2018 by, (i) certain non-U.S. financial institutions that have not agreed to collect and disclose certain account holder information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All

Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                       Information on
                 Comerica Securities, Inc.,
             the Sponsor, Trustee and Evaluator

Comerica Securities, Inc.

Comerica Securities, Inc. is a broker/dealer, member of FINRA/SIPC and a subsidiary of Comerica Bank. Comerica Securities, Inc.'s principal offices are at 201 W. Fort Street, Detroit, Michigan 48226.

Comerica's Wealth Management team consists of various divisions of Comerica Bank, affiliates of Comerica Bank including Comerica Bank & Trust, N.A., and subsidiaries of Comerica Bank including World Asset Management, Inc.; Comerica Securities, Inc.; and Comerica Insurance Services, Inc. and its affiliated insurance agencies. World Asset Management, Inc. and Comerica Securities, Inc. are federally Registered Investment Advisors. Registrations do not imply a certain level of skill or training.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $390 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2017, the total partners' capital of First Trust Portfolios L.P. was $31,936,466.

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trust; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31


                                First Trust(R)

        Structured Portfolio Plan Defined Portfolio, August 2018 Series
                                    FT 7483

                                   Sponsor:

                          First Trust Portfolios L.P.

                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                             240 Greenwich Street
                           New York, New York 10286
                                 800-813-3074
                             24-Hour Pricing Line:
                                 800-446-0132
 Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-225854) and

             - Investment Company Act of 1940 (file no. 811-05903)

Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                    To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                August 10, 2018


              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 32


                                First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 7483 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated August 10, 2018. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Securities                                                                 1
   Dividends                                                                  1
   Foreign Issuers                                                            1
   Small and/or Mid Capitalization Companies                                  2
Concentration
   Concentration Risk                                                         3
   Consumer Products                                                          3
Litigation
   Tobacco Industry                                                           3
Equity Securities Selected for Structured Portfolio Plan Defined
   Portfolio, August 2018 Series                                              4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.

The Trust is concentrated in stocks of consumer products companies.

Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc. In July 2017, Reynolds American Inc. merged with and into British American Tobacco Plc, with Reynolds American Inc. surviving as a wholly owned subsidiary of British American Tobacco Plc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Equity Securities Selected for Structured Portfolio Plan Defined Portfolio, August 2018 Series

GROWTH STRATEGY


Abercrombie & Fitch Co. (Class A), headquartered in New Albany, Ohio, is a specialty retailer of casual apparel for men, women and children. The company operates stores under the brand names "Abercrombie & Fitch," "abercrombie" and "Hollister," in the United States and internationally.

Ameresco, Inc. (Class A), headquartered in Framingham, Massachusetts, is an integrated electric company that provides energy efficiency solutions for facilities in North America and Europe. The company designs, engineers, develops and installs projects that reduce the energy and maintenance costs of facilities.

American Eagle Outfitters, Inc., headquartered in Pittsburgh, Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, outerwear, footwear, and accessories.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation company. The company offers integrated logistics solutions under the "ArcBest" brand name for truckload, time critical, managed transportation and international air and ocean clients.

BJ's Restaurants, Inc., headquartered in Huntington Beach, California, owns and operates casual dining restaurants in the United States. The company operates restaurants under various brand names, including "BJ's Restaurant & Brewery" and "BJ's Pizza & Grill."

BlueLinx Holdings Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, is an industrial products distributor. The company distributes structural construction products including plywood, rebar, engineered wood, vinyl and metal products.

Boot Barn Holdings, Inc., headquartered in Irvine, California, is a lifestyle retail chain company. The company offers western and work-related footwear, apparel and accessories.

The Chefs' Warehouse, Inc., headquartered in Ridgefield, Connecticut, is a specialty foods distributor in the United States and Canada. The company offers charcuterie, specialty cheeses, oils and vinegars, truffles, caviar and chocolate products.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

The Container Store Group, Inc., headquartered in Coppell, Texas, is a storage and organization products retailer. The company's products include storage solutions for bathrooms, kitchens, offices, closets, garages and laundry, including customizable options.

Crocs, Inc., headquartered in Niwot, Colorado, designs and manufactures casual lifestyle footwear and accessories. Together with its subsidiaries, the company develops and markets their products for men, women and children.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Delek US Holdings, Inc., headquartered in Brentwood, Tennessee, is a diversified downstream energy company. The company gathers, refines, transports, stores and markets petroleum. The company also operates convenience stores, asphalt terminals, and biodiesel fuel producers.

Echo Global Logistics, Inc., headquartered in Chicago, Illinois, provides technology-enabled transportation and supply chain management solutions in the United States. The company's core logistics services include rate negotiation, shipment execution and tracking, carrier management, routing compliance and performance management reporting.

Endo International Plc, headquartered in Dublin, Ireland, is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals worldwide.

Enova International, Inc., headquartered in Chicago, Illinois, is a technology and analytics company. The company provides online financial services to non-prime credit consumers and small businesses.

The Ensign Group, Inc., headquartered in Mission Viejo, California, operates facilities which offer nursing and rehabilitative care services in various states. The company provides a range of nursing and assisted living services, physical, occupational and speech therapies, and other rehabilitative and health care services.

General Finance Corporation, headquartered in Pasadena, California, is a specialty rental services company. The company offers storage containers for classrooms, construction equipment, disaster shelters, freight containers and offices, among others.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Hornbeck Offshore Services, Inc., headquartered in Covington, Louisiana, provides marine transportation services to the offshore oil and gas industry. The company owns and operates supply vessels in the Gulf of Mexico supporting operations of drilling rigs and platforms. The company also operates ocean-going tugs and barges in the northeastern United States and Puerto Rico.

Insperity, Inc., headquartered in Kingwood, Texas, provides benefits and payroll administration plans to small and medium-sized businesses. The company's system also includes medical and worker's compensation insurance programs, employer liability management, personnel records management and employee recruiting.

Kforce Inc., headquartered in Tampa, Florida, provides professional staffing solutions for organizations and career management for individuals in the United States and internationally. The company specializes in three areas: information technology, finance and accounting and government solutions.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Lands' End, Inc., headquartered in Dodgeville, Wisconsin, is a clothing and accessories company. The company sells its products online, in catalogs and in stores.

Mammoth Energy Services, Inc., headquartered in Oklahoma City, Oklahoma, is a oilfield service company. The company provides products and services to enhance the mining and processing of oil and natural gas.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

Natural Grocers by Vitamin Cottage, Inc., headquartered in Lakewood, Colorado, through its subsidiary, operates in the food industry. The company provides healthy foods, vitamins and supplements focused on allergy, antioxidants, aloe products, amino acids, animal products, beverages, pain relief, cleansing and clearance, weight loss, electrolytes, energy and cosmetics.

New York & Company, Inc., headquartered in New York, New York, is a retailer specializing in women's apparel and accessories. The company designs and sources its branded New York & Company merchandise through its retail stores nationwide and online.

NII Holdings, Inc., headquartered in Reston, Virginia, together with its subsidiaries, is a wireless communication services provider to individual consumers in Brazil. The company offers voice and data roaming; radio services; and sports, music and entertainment streaming packages.

Noble Corporation Plc, headquartered in London, England, provides diversified services for the oil and gas industry worldwide through its contract drilling services. The company also provides labor contract drilling services, engineering services, well site services and project management services.

Noodles & Company, headquartered in Broomfield, Colorado, is a fast casual restaurant chain the United States. The company's restaurants offer pasta, soups, salads and sandwiches cooked-to-order.

On Deck Capital, Inc., headquartered in New York, New York, is a small business lending platform. The company offers term loans and lines of credit to businesses in the United States, Canada and Australia.

Oppenheimer Holdings Inc. (Class A), headquartered in New York, New York, together with its subsidiaries, provides broker-dealer products and services. The company offers investment and asset management services to high-net-worth individuals, executives, businesses and investors.

Orion Engineered Carbons S.A., headquartered in Luxembourg City, Luxembourg, produces carbon black. Carbon black is used as a pigment and as a performance additive in coatings, polymers, printing and special applications. It is also used in the reinforcement of rubber.

P.A.M. Transportation Services, Inc., headquartered in Tontitown, Arkansas, through its subsidiaries, is an irregular route, common and contract motor carrier which transports general commodities. The company also offers other various freight transportation services, including scheduling, routing and transloading.

PBF Energy Inc., headquartered in Parsippany, New Jersey, operates as an independent petroleum refiner and supplier. The company provides unbranded transportation fuels, petrochemical feedstocks, heating oil, lubricants and other petroleum products in the United States and Canada.

Points International Ltd., headquartered in Toronto, Canada, is an international loyalty program operator. The company provides products and services to help loyalty program members receive rewards.

Resolute Forest Products Inc., incorporated in the United States and headquartered in Montreal, Canada, manufactures and sells newsprint, commercial printing paper, market pulp and lumber products. The company serves commercial printers and publishers in North America and internationally. The company also sells pulpwood, saw timber and wood chips.

RH, headquartered in Corte Madera, California, together with its subsidiaries, offers home furnishings for retail sale. The company's products include furniture, lighting, textiles, bathware, decor, outdoor and garden, as well as baby and child products. The company's business is fully integrated across multiple channels of distribution, consisting of retail stores, catalogs and websites.

Rocky Brands, Inc., headquartered in Nelsonville, Ohio, is an international footwear and clothing manufacturer. The company provides products under various brand names to stores, catalogs and online retailers.

Shoe Carnival, Inc., headquartered in Evansville, Indiana, operates as a family footwear retailer in the United States. It provides various dress, casual, and athletic footwear products for men, women, and children. The company also markets accessories such as handbags, shoe care items and socks.

Synalloy Corporation, headquartered in Richmond, Virginia, is a metals and specialty chemicals producer. The company manufactures and sells stainless steel pipes, fiberglass, steel storage tanks and specialty chemicals.

Unisys Corporation, headquartered in Blue Bell, Pennsylvania, designs, manufactures and markets computer-based information systems and related products and services. The company operates in both the public and private sectors throughout the world.

Universal Logistics Holdings Inc., headquartered in Warren, Michigan, provides transportation and logistics solutions throughout the United States, Mexico and Canada. The company primarily operates through a network of independent sales agents and owner-operators and provides flatbed and dry van operations as well as intermodal support services.

USA Truck, Inc., headquartered in Van Buren, Arkansas, is a transportation services company. Together with its subsidiary, the company offers trucking services and logistic services, including freight brokerage and rail intermodal services.

Valhi, Inc., headquartered in Dallas, Texas, through its subsidiaries, operates in the chemicals, component products, and waste management industries.

Vince Holding Corp., headquartered in New York, New York is a luxury apparel and accessories provider. The company offers men's and women's clothing and accessories through retail and outlet stores, as well as online.

Warrior Met Coal, Inc., headquartered in Brookwood, Alabama, is a coal production company. The company operates two mines in Alabama.

XPO Logistics, Inc., headquartered in Greenwich, Connecticut, is a logistics services provider. The company offers expedited transportation movement, order fulfillment, warehousing management and reverse logistics. The company provides services throughout North America.

Zumiez Inc., headquartered in Lynnwood, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is between the ages of 12 and 24.


VALUE STRATEGY


AbbVie Inc., headquartered in North Chicago, Illinois, is a research-based pharmaceuticals company. The company discovers, develops and commercializes advanced therapies in immunology, oncology, women's health, neuroscience and other areas.

The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Campbell Soup Company, headquartered in Camden, New Jersey, operates with its consolidated subsidiaries as a manufacturer and marketer of soups and a manufacturer of juice beverages, sauces, biscuits and confectionery products. The company distributes its products globally.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems, provides pharmacy management services and franchises apothecary-style pharmacies.

Carnival Corporation, incorporated in Panama and headquartered in Miami, Florida, owns and operates cruise lines worldwide. The company offers cruise vacations under "Carnival Cruise Lines" and "Princess Cruises," among others.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of

Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Dominion Energy, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina, participates in independent power production projects and acquires and develops natural gas reserves. The company also sells electricity to rural electric cooperatives, municipalities and wholesale electricity markets.

Enbridge Inc., headquartered in Calgary, Canada, is an energy company. The company operates transportation systems for crude oils and liquids, generates green energy and distributes natural gas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing and insurance operations.

General Electric Company, headquartered in Boston, Massachusetts, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging.

General Mills, Inc., headquartered in Minneapolis, Minnesota, produces a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products. The company manufactures and markets its products internationally.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Memphis, Tennessee, manufactures printing and writing paper, pulp, tissue, paperboard and packaging products. In addition to printing and advertising, the company's products are used in food and cosmetic packaging, filtration products and containerboards. The company sells its products primarily in North America, Asia, Europe, Latin America, Russia and the Middle East.

The Interpublic Group of Companies, Inc., headquartered in New York, New York, is a global advertising and marketing service company. The company offers consumer advertising, digital marketing, communications planning, public relations, sports and entertainment marketing, and strategic marketing consulting.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and health care products, as well as business, correspondence and technical papers. The company sells its products under the brand names "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Kinder Morgan, Inc., headquartered in Houston, Texas, is an energy infrastructure company. Together with its subsidiaries the company transports natural gas and other products, and stores and handles petroleum products, ethanol, chemicals, coal and steel in the United States and Canada.

The Kraft Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes and markets food and beverage items worldwide. The company offers its products under various brand names, including "Jell-O," "Lunchables," "Ore-Ida," "Capri Sun," "Oscar Mayer" and "Weight Watchers."

L Brands, Inc., headquartered in Columbus, Ohio, sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

Las Vegas Sands Corp., headquartered in Las Vegas, Nevada, through its subsidiaries, is a global developer of destination properties that feature premium accommodations, gaming, entertainment and retail operations. Properties also include convention and exhibition facilities.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

Manulife Financial Corporation, headquartered in Toronto, Canada, together with its subsidiaries, provides financial protection and wealth management products and services worldwide. The company also offers various insurance products, annuities, pension contracts and mutual fund products, among others.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Newell Brands Inc., headquartered in Hoboken, New Jersey, is a global manufacturer and full-service marketer of name-brand consumer products. The company markets its products through volume purchasers, including discount stores and warehouse clubs.

Occidental Petroleum Corporation, headquartered in Houston, Texas, is a multinational organization whose principal business segments are oil and gas exploration and production, as well as chemical and vinyl manufacturing and marketing.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, is a natural gas company. The company leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, produces natural gas and oil, and extracts and sells natural gas liquids in Oklahoma.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Sun Life Financial Inc., headquartered in Toronto, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance and reinsurance-life retrocession.

Targa Resources Corp., headquartered in Houston, Texas, is a natural gas company. Through its general and limited partner interests, the company provides both midstream natural gas and natural gas liquid services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

TransCanada Corporation, headquartered in Calgary, Canada, is an energy infrastructure company. The company transmits, markets and processes energy in North America, and operates natural gas storage facilities and electrical power generation plants.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

WEC Energy Group, Inc., headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in Wisconsin and the upper peninsula of Michigan.

The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas and petrochemical products. The company also provides a variety of other products and services to the energy industry.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 7483, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415 and FT 7256 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7483, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on August 10, 2018.

                                    FT 7483

                                              By  FIRST TRUST PORTFOLIOS L.P.
                                                  Depositor


                                              By  Elizabeth H. Bull
                                                  Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name                Title*                                  Date
----                -----                                   ----
James A. Bowen      Director of The Charger Corporation,    ) August 10, 2018
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We consent to the use in this Amendment No. 2 to Registration Statement No. 333-225854 on Form S-6 of our report dated August 10, 2018, relating to the financial statement of FT 7483, comprising Structured Portfolio Plan Defined Portfolio, August 2018 Series, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
August 10, 2018


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 7483 and certain subsequent Series, effective August 10, 2018 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-6


3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-7